Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005

January 11, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Loan Lauren P. Nguyen

Re:    Era Group Inc.
Registration Statement on Form 10-12B
File No. 001-35701

Dear Ms. Nguyen :

As discussed with Sonia Bendarowski of the staff of the Securities and Exchange Commission (the “SEC”), on behalf of our client, Era Group Inc. (the “Company”), enclosed please find changed pages to the Information Statement the Company expects to include as an Exhibit to Amendment No. 3 to its Registration Statement on Form 10-12B, which is expected to be filed with the SEC on Monday, January 14, 2013.

Please feel free to contact me with any questions you may have at (212) 530-5022. I can also be reached by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
PRELIMINARY INFORMATION STATEMENT
SUBJECT TO COMPLETION, DATED JANUARY 14 , 2013

ERA GROUP INC.
Common Stock
(par value $0.01)
SEACOR Holdings Inc. (“SEACOR”) is furnishing this Information Statement to its stockholders in connection with the planned distribution by SEACOR to its stockholders of all of the outstanding shares of common stock of its wholly owned subsidiary, Era Group Inc. (“Era Group,” “we,” “us” or “our”).
SEACOR will distribute all of the outstanding shares of common stock of Era Group on a pro rata basis to holders of SEACOR common stock, which we refer to as the “distribution.” We refer to the separation of Era Group from SEACOR as the “separation” or the “spin-off.” Holders of SEACOR common stock as of 5:00 p.m., New York City time, on January 24, 2013, the record date for the distribution, will be entitled to receive one share of Era Group common stock for every share of SEACOR common stock held thereby. The distribution will be made in book-entry form. We expect that the spin-off will be tax-free to SEACOR’s stockholders for U.S. federal income tax purposes. Immediately after the distribution is completed, we will be an independent, publicly traded company. No action will be required of you to receive shares of Era Group common stock, which means that:

•	we are not asking you for a proxy, and you should not send us a proxy;

•	you will not be required to pay for the shares of our common stock that you receive in the distribution; and

•	you do not need to surrender or exchange any of your SEACOR common stock in order to receive shares of our common stock, or take any other action in connection with the spin-off.
There is currently no trading market for our common stock. However, we expect that a limited market, commonly known as a “when issued” trading market, for our common stock will develop on or shortly prior to the record date for the distribution, and we expect “regular way” trading of our common stock will begin the first trading day after the completion of the distribution. We have received approval to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “ERA.”
In reviewing this Information Statement, you should carefully consider the matters described under “Risk Factors” beginning on page 23 for a discussion of certain factors that should be considered by recipients of our common stock.
We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act. See page 14.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is , 2013.

SEACOR’s board of directors also considered a number of potentially negative factors in evaluating the separation including, in the case of (i) both companies, increased costs, disruptions to the businesses as a result of the separation, the risk of being unable to achieve expected benefits from the separation, the risk that the separation might not be completed, the initial costs of the separation and the ongoing costs of our operating as a separate, publicly traded company, (ii) SEACOR, that the separation would eliminate from SEACOR the valuable businesses of Era Group in a transaction that produces no direct economic consideration for SEACOR and (iii) us, the loss of the ability to obtain capital resources from SEACOR and the limitations placed on us as a result of the Tax Matters Agreement (as defined below) and other agreements expected to be entered into in connection with the spin-off.
For further discussion of these and other considerations, see “The Spin-Off—Reasons for the Spin-Off.”
Q:    What are the material U.S. federal income tax consequences to me of the separation?

A:
It is a condition to the completion of the distribution that SEACOR obtain (i) a private letter ruling from the Internal Revenue Service (the “IRS”) together with an opinion of Weil, Gotshal & Manges LLP, tax counsel to SEACOR, substantially to the effect that, among other things, the separation qualifies as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”) or (ii) an opinion of Weil, Gotshal & Manges LLP, substantially to the effect that the separation qualifies as a transaction that is described in Section 355(a) of the Code. Assuming the separation so qualifies, for U.S. federal income tax purposes, no gain or loss generally will be recognized by SEACOR in connection with the separation and no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of Era Group shares in the distribution. For more information regarding the private letter ruling and the potential U.S. federal income tax consequences to SEACOR and to you of the separation, see the section entitled “The Spin-Off—Material U.S. Federal Income Tax Consequences.”

Q:    What will I receive in the spin-off?

A:
Each share of SEACOR common stock outstanding as of the record date for the distribution will entitle its holder to receive one share of Era Group common stock. For a more detailed description, see “The Spin-Off.”

Q:    What is being distributed in the spin-off?

A:
Approximately 19.9 million shares of our common stock will be distributed in the spin-off, based on the number of SEACOR common shares we expect to be outstanding as of the record date. The shares of our common stock to be distributed by SEACOR will constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution after giving effect to the Recapitalization. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Common Stock.”

Q:    On what date did the SEACOR board of directors approve the spin-off and declare the spin-off dividend?
A:    The SEACOR board of directors approved the spin-off and declared the spin-off dividend on January 14, 2013.
Q:    What is the record date for the distribution?

A:	Record ownership will be determined as of 5:00 p.m., Eastern Standard Time, on January 24, 2013 which we refer to as the record date.
Q:    When will the separation be completed?

A:
The distribution date for the distribution, which is the date on which we will distribute shares of Era Group common stock, is expected to be January 31, 2013. The separation will be completed pursuant to the terms of a Distribution Agreement (the “Distribution Agreement”) between SEACOR and Era Group. We expect that it will take the distribution agent, acting on behalf of SEACOR, up to 10 days after the distribution date to fully distribute the shares of Era Group common stock to SEACOR stockholders, which will be accomplished in book-entry form. However, your ability to trade our common stock received in the distribution will not be affected during this time. It is also possible that factors outside our control, or a decision by SEACOR to terminate the Distribution Agreement pursuant to its terms, could require us to complete the separation at a later time or not at all. See “The Spin-Off.”

Q:    What do I have to do to participate in the distribution?

A:
No action will be required of SEACOR stockholders to receive shares of Era Group common stock, which means that (1) SEACOR is not seeking and you are not being asked to send a proxy, (2) you will not be required to pay for the shares of Era Group common stock that you receive in the separation, and (3) you do not need to surrender or exchange any shares of SEACOR common stock in order to receive shares of Era Group common stock, or take any other action in connection with the distribution.

SUMMARY OF THE SPIN-OFF
The following is a summary of the terms of the spin-off. See “The Spin-Off” for a more detailed description of the matters described below.

Distributing company	SEACOR Holdings Inc. After the distribution, SEACOR will not own any shares of Era Group Inc.
Distributed company	Era Group Inc.
Primary purposes of the spin-off
The SEACOR board of directors believes that separating Era Group from SEACOR will (i) facilitate focused management of each of Era Group and SEACOR by reducing the competition for capital allocations, (ii) enhance Era Group’s ability to attract, retain, and properly incentivize key employees with Era Group equity-based compensation and (iii) allow SEACOR and Era Group to use equity that relates to the SEACOR businesses and Era Group’s business, respectively, to undertake desired acquisitions.

Distribution ratio
Each share of SEACOR common stock outstanding as of January 24, 2013, the record date for the distribution, will entitle its holder to receive one share of Era Group common stock. We expect approximately 19.9 million shares of our common stock will be distributed in the spin-off based on the number of shares of SEACOR common stock we expect to be outstanding on the record date.

Securities to be distributed
All of the shares of Era Group common stock owned by SEACOR, which will be 100% of our common stock, after giving effect to the Series B Exchange and the Recapitalization, in which (i) 500,000 shares of our outstanding Series B preferred stock were transferred to us by SEACOR in exchange for the benefits that SEACOR will receive by applying U.S. federal net operating losses generated by us against SEACOR group taxable income, and we repurchased for $50.0 million in cash the remaining 500,000 shares of Series B preferred stock outstanding and (ii) immediately prior to the spin-off, our then outstanding Class B common stock and Series A preferred stock will be exchanged for shares of our newly-issued common stock. The common stock that SEACOR receives in the Recapitalization, which will represent all of our outstanding capital stock at that time, will be the stock distributed by SEACOR in the spin-off.

Treatment of stock-based awards
In connection with the distribution, we currently expect that, subject to approval by the SEACOR board of directors, SEACOR’s equity-based compensation awards will generally be treated as follows:
Treatment of SEACOR Restricted Stock Awards
In connection with the spin-off, except with respect to SEACOR restricted stock awards granted to our CEO, Mr. Gustafson, and our CFO, Mr. Bradshaw, in December 2012, outstanding restricted stock awards of SEACOR common stock held by our employees and employees of SEACOR that were granted under SEACOR’s equity incentive plans will generally be treated the same as other shares of SEACOR’s common stock in the spin-off. Holders of these SEACOR restricted stock awards will be entitled to receive one fully vested share of our common stock for each SEACOR restricted stock award held by such employee. All other terms of these SEACOR restricted stock awards will remain the same, including continued vesting of SEACOR restricted stock awards pursuant to the vesting schedule of the current awards. In connection with the spin-off, due to the size of the grants and the proximity of the grants to the anticipated distribution date, SEACOR restricted stock awards granted to Messrs. Gustafson and Bradshaw in December 2012 will be converted into restricted stock awards for our common stock. All other terms of these awards, including vesting schedule, will remain the same.
Treatment of SEACOR Stock Options
In connection with the spin-off, outstanding stock options to purchase shares of SEACOR common stock granted to employees and directors of SEACOR under SEACOR’s equity incentive plans will be adjusted to reflect the difference in value prior to the spin-off of SEACOR’s common stock on the “regular way” market and “ex-dividend” market for such stock and to preserve the aggregate intrinsic value of the stock options by changing the exercise price and number of shares of SEACOR common stock subject to the stock options. In addition, Era Group employees and directors of SEACOR that will join our board and resign from SEACOR’s board after the spin-off will have their outstanding stock options to purchase shares of SEACOR common stock converted into stock options to purchase shares of our common stock, based on an adjustment formula that is meant to preserve the aggregate intrinsic value of SEACOR options held prior to the spin-off.
For additional information, see “The Spin-Off—Treatment of SEACOR Stock Awards.”

Record date	The record date for the distribution is 5:00 p.m., Eastern Standard Time, on January 24, 2013.
Distribution date	The distribution date is January 31, 2013.
The spin-off
On the distribution date, SEACOR will release all of the shares of Era Group common stock to the distribution agent to distribute to SEACOR stockholders. The distribution of shares will be made in book-entry form. It is expected that it will take the distribution agent up to 10 days to electronically issue shares of Era Group common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. However, your ability to trade the shares of our common stock received in the distribution will not be affected during this time. You will not be required to make any payment, surrender or exchange your shares of SEACOR common stock or take any other action to receive your shares of Era Group common stock.

Trading market and symbol
We have received approval to list our common stock on the NYSE under the ticker symbol “ERA.” We anticipate that, shortly prior to the record date for the distribution, trading of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “The Spin-Off—Manner of Effecting the Spin-Off.”

Indebtedness
On December 7, 2012, we completed an offering of $200.0 million aggregate principal amount of our 7.750% Senior Notes. The net proceeds of the offering were used to repay $190.0 million of borrowings outstanding under our Revolving Credit Facility, which we entered into on December 22, 2011. In connection with the Senior Notes Offering, we permanently reduced the borrowing capacity under that facility from $350.0 million to $200.0 million. On December 20, 2012, we borrowed $50.0 million under the Revolving Credit Facility to fund the repurchase of 500,000 shares of Series B preferred stock in the Series B Exchange. Following the completion of the notes offering and the Series B Exchange, our total indebtedness was $283.2 million, including $200.0 million of notes, $50.0 million of borrowings outstanding under the Revolving Credit Facility and $33.2 million of secured debt of one of our subsidiaries and we had the ability to borrow up to $52.7 million under our Revolving Credit Facility, after taking into account the financial ratios we are required to maintain under the facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Notes.”

Dividend policy
Holders of shares of Era Group common stock are entitled to receive dividends when, or if, declared by Era Group’s board of directors out of funds legally available for that purpose. See “Dividend Policy.”

Tax consequences to SEACOR stockholders
SEACOR stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the distribution. See “The Spin-Off—Material U.S. Federal Income Tax Consequences” for a more detailed description of the U.S. federal income tax consequences of the distribution.
Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the distribution to that stockholder, including any U.S., state, local or foreign income tax consequences of the distribution.

Relationship with SEACOR after the spin-off
We will enter into the Distribution Agreement and other agreements with SEACOR related to the spin-off. These agreements will govern the relationship between us and SEACOR after the completion of the distribution. The Distribution Agreement, in particular, will set forth our agreement with SEACOR regarding the principal transactions necessary to separate us from SEACOR, as well as other agreements that govern certain aspects of our relationship with SEACOR after the completion of the spin-off. We will enter into an Amended and Restated Transition Services Agreement with SEACOR pursuant to which SEACOR will continue to provide to us certain services on an interim basis following the distribution. Further, we will enter into the Tax Matters Agreement with SEACOR that will govern the respective rights, responsibilities and obligations of us and SEACOR after the spin-off with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of tax audits and other tax proceedings and assistance and cooperation in respect of tax matters. We will also enter into the Employee Matters Agreement that will set forth our agreements with SEACOR concerning certain employee compensation and benefit matters and we have entered into the Series B Preferred Stock Exchange Agreement pursuant to which we consumated the Series B Exchange. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Certain restrictions
In general, under the Tax Matters Agreement we will enter into with SEACOR, we may not take any action that would jeopardize the favorable tax treatment of the distribution. In addition, except in certain specified transactions, we may not, during a two-year period following the distribution, sell or issue a substantial amount of, or redeem, our equity securities, sell or dispose of a substantial portion of our assets, liquidate or merge or consolidate with any other person unless we have obtained the approval of SEACOR or provided SEACOR with an IRS ruling or an unqualified opinion of tax counsel to the effect that such sale, issuance or redemption or other identified transaction will not affect the tax-free nature of the distribution.

Transfer Agent	American Stock Transfer & Trust Company.
Risk factors	You should carefully consider the matters discussed under the section entitled “Risk Factors” in this Information Statement.

A number of our directors and executive officers own common stock and other equity instruments of SEACOR, which could cause conflicts of interests.
Our Non-Executive Chairman and a number of our other directors and officers own a substantial amount of SEACOR common stock along with other equity instruments, the value of which is related to the value of common stock of SEACOR. The direct and indirect interests of our Non-Executive Chairman and other directors and officers in common stock of SEACOR and the presence of certain of SEACOR’s principal executives on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and SEACOR that could have different implications for SEACOR than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.
We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning SEACOR common stock or our Non-Executive Chairman and other directors being an executive officer of SEACOR. However, prior to consummation of the distribution, we will adopt a Related Person Transactions Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying transactions with related persons. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Related Person Transactions Policy.” In addition, prior to consummation of the distribution, we will adopt separate Corporate Governance Guidelines, a Code of Business Conduct and Ethics and a Supplemental Code of Ethics that will provide guidelines to our executive officers and directors in addressing conflicts of interest. See “Management—Code of Business Conduct and Ethics.”
The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.
The distribution is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (1) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return, and (2) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business, or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or SEACOR or any of our respective subsidiaries) may bring an action alleging that the distribution or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against SEACOR, requiring our shareholders to return to SEACOR some or all of the shares of our common stock issued in the distribution, or providing SEACOR with a claim for money damages against us in an amount equal to the difference between the consideration received by SEACOR and the fair market value of our company at the time of the distribution.
The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if (1) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (2) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (3) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (4) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, SEACOR or any of our respective subsidiaries were solvent at the time of or after giving effect to the distribution.
The distribution of our common stock is also subject to review under state corporate distribution statutes. Under the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may only pay dividends to its shareholders either (1) out of its surplus (net assets minus capital) or (2) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although SEACOR intends to make the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the distribution to SEACOR shareholders was unlawful.
Prior to the distribution, as a condition to the distribution, the SEACOR board of directors will have obtained an opinion from a nationally recognized provider of such opinions that SEACOR and Era Group will each be solvent and adequately capitalized immediately after the separation. We cannot assure you, however, that a court would reach the same conclusions set forth in such opinion in determining whether SEACOR or we were insolvent at the time of, or after giving effect to, the spin-off, or whether lawful funds were available for the separation and the distribution to SEACOR’s shareholders.

THE SPIN-OFF
General
The board of directors of SEACOR, our parent company, has announced its intention to spin-off Era Group as an independent, publicly traded company, to be accomplished by means of a pro rata dividend of all of our common stock (after giving effect to the Recapitalization, which is described below) to SEACOR's stockholders. Following the spin-off, SEACOR will no longer own any equity interest in us, and we will operate as an independent, publicly traded company. We have received approval to list our common stock on the NYSE under the symbol “ERA.”
We currently have two classes of authorized common stock: Class A and Class B common stock, of which only Class B common stock is outstanding, and two series of authorized convertible preferred stock: Series A and Series B, of which only Series A preferred stock remains outstanding. SEACOR owns all of the outstanding shares of our capital stock, including all of the outstanding shares of our Class B common stock and all of our outstanding Series A preferred stock. Prior to consummation of the Series B Exchange, SEACOR also owned all of the outstanding shares of our Series B preferred stock. On December 18, 2012, we entered into the Series B Preferred Stock Exchange Agreement with SEACOR pursuant to which SEACOR transferred to us 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) that it held in partial satisfaction for the benefit that SEACOR (and other SEACOR U.S. federal consolidated group members) received by applying U.S. federal net operating losses generated by us in 2012 against SEACOR group taxable income. We repurchased for cash the remaining 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) outstanding not transferred to us as described in the preceding sentence for $50.0 million. See “Certain Relationships and Related Party Transactions —Agreements between SEACOR and Era Group Relating to the Separation—Series B Preferred Stock Exchange Agreement.” In the Recapitalization, to be effective immediately prior to the spin-off, we will exchange our then outstanding Class B common stock and Series A preferred stock for shares of newly-issued common stock, par value $0.01 per share. Following the Recapitalization, we will have only one class of common stock issued and outstanding, and no preferred stock will be outstanding. The common stock that SEACOR receives in the Recapitalization, which will represent all of our outstanding capital stock, will be the stock distributed by SEACOR in the spin-off. We expect approximately 19.9 million shares of our common stock will be distributed in the spin-off based on the number of shares of SEACOR common stock we expect to be outstanding on the record date.
On January 31, 2013, the distribution date, each stockholder holding shares of SEACOR common stock that were outstanding as of January 24, 2013, the record date, will be entitled to receive, in respect of each share of SEACOR common stock, one share of Era Group common stock, as described below. Immediately following the distribution, SEACOR’s stockholders will own 100% of the outstanding common stock of Era Group and SEACOR will not hold any of our outstanding capital stock. You will not be required to make any payment, surrender or exchange your common shares of SEACOR or take any other action to receive your shares of Era Group common stock.
Holders of SEACOR common stock will continue to hold their shares in SEACOR. We do not require and are not seeking a vote of SEACOR’s stockholders in connection with the spin-off, and SEACOR’s shareholders will not have any appraisal rights in connection with the spin-off.
Before the distribution, we will enter into the Distribution Agreement and other agreements with SEACOR to effect the distribution and provide a framework for our relationship with SEACOR after the distribution. These agreements will govern the relationship between us and SEACOR up to and subsequent to the completion of the distribution. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between SEACOR and Era Group Relating to the Separation” and describe some of the risks of these arrangements under “Risk Factors—Risk Factors Relating to the Spin-Off.”
The distribution of shares of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, SEACOR has the right not to complete the spin-off if, at any time prior to the distribution, its board of directors determines, in its sole discretion, that the spin-off is not in the best interests of SEACOR or its stockholders, or that it is not advisable for us to separate from SEACOR. For a more detailed description of these conditions, see “—Conditions to the Spin-off.”
Reasons for the Spin-Off
SEACOR regularly reviews and evaluates the various businesses that SEACOR conducts and the fit that these businesses have within its overall business and growth strategies to help ensure that SEACOR's resources are being put to use in a manner that is in the best interests of SEACOR and its stockholders. In August 2011, SEACOR determined to commence an IPO process in respect of our Class A common stock pursuant to which shares of our Class A common stock would have been sold to the public markets. It was anticipated that following the consummation of our IPO, SEACOR would have retained a majority controlling interest in our company. For a number of reasons, including the then existing state of the capital markets, it was determined that we abandon the IPO and pursue the spin-off. This determination was made based on SEACOR's board of directors' belief that the separation of our business from SEACOR's other business was the most efficient manner to distribute the business to SEACOR's

SEACOR’s board of directors also considered a number of potentially negative factors in evaluating the separation, including, in the case of both companies, increased costs, disruptions to the businesses as a result of the separation, the risk of being unable to achieve expected benefits from the separation, the risk that the separation might not be completed, the initial costs of the separation and the ongoing costs of our operating as a separate, publicly traded company.
SEACOR’s board of directors considered several factors that might have a negative effect on SEACOR in particular as a result of the separation, including that the separation would eliminate from SEACOR the valuable businesses of Era Group in a transaction that produces no direct economic consideration for SEACOR.
SEACOR’s board of directors also considered certain aspects of the separation that may be adverse to Era Group, including the loss of the ability to obtain capital resources from SEACOR and the limitations placed on Era Group as a result of the Tax Matters Agreement and other agreements it is expected to enter into with SEACOR in connection with the spin-off. In addition, Era Group’s common stock may come under temporary selling pressure in the short-term period following the spin-off as certain SEACOR stockholders may sell their shares in Era Group because Era Group, as a separate business, does not fit their investment priorities, such as minimum market capitalization requirements or specific business sector focus requirements. Moreover, certain other near-term factors such as a lack of historical financial and performance data as an independent company may initially limit investors’ ability to appropriately value Era Group’s common stock. See “Risk Factors—Risks Related to our Common Stock— Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.”
Notwithstanding these potentially negative factors, however, the board of directors of SEACOR determined that the separation was the best alternative to enhance stockholder value taking into account the factors discussed above.
In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, SEACOR’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.
Manner of Effecting the Spin-Off
Pursuant to the Distribution Agreement, the distribution will be effective as of 12:01 a.m. Eastern time, on January 31, 2013, the distribution date. As a result of the spin-off, on the distribution date, each SEACOR stockholder will receive one share of Era Group common stock for every share of SEACOR common stock owned by such holder and outstanding as of the record date. In order to receive shares of our common stock in the spin-off, a SEACOR stockholder must be a stockholder at the close of business of the NYSE on January 24, 2013, the record date. The distribution will be pro rata to stockholders holding shares of SEACOR common stock that are outstanding as of the record date. SEACOR stockholders will not be required to make any payment, send any proxy or surrender or exchange their shares of SEACOR common stock or take any other action to receive their shares of our common stock.
See “—Material U.S. Federal Income Tax Consequences” for an explanation of the tax consequences of the separation.
If you own shares of SEACOR common stock as of the close of business on the record date, the shares of Era Group common stock that you are entitled to receive will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the distribution. If you sell shares of SEACOR common stock in the market up to and including the distribution date, however, you may be selling your right to receive shares of Era Group common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your shares of SEACOR common stock and you are the registered holder of the SEACOR shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Era Group common stock that have been registered in book-entry form in your name. See “—Results of Separation; Listing of Era Group Common Stock and Trading of SEACOR Common Stock.”
Most SEACOR stockholders hold their shares of SEACOR common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of SEACOR common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Era Group common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm at any time following the approval of the separation.
SEACOR is expected to establish a “blackout period” beginning as early as January 22, 2013 and continuing through February 5, 2013, during which time no SEACOR employee stock options may vest or be exercised and no SEACOR shares will be repurchased by SEACOR. Assuming approximately 19.9 million shares of SEACOR common stock are outstanding as of the record date (which was the actual number of shares outstanding as of January 8, 2013), the number of shares of Era Group common stock to be distributed, and the number of shares of Era Group which will be outstanding immediately following the separation, will be approximately 19.9 million . The separation will not affect the number of outstanding shares of SEACOR common stock or any rights of SEACOR’s stockholders.
Conditions to the Spin-Off
The distribution is subject to a number of conditions, including the following:

•
the board of directors of SEACOR, in its sole and absolute discretion, will have authorized and approved the spin-off and not withdrawn such authorization and approval, and will have declared the dividend of our common stock to SEACOR stockholders;

•	the SEC will have declared effective our registration statement on Form 10, of which this Information Statement is a part, and no stop order relating to the registration statement shall be in effect;

•
SEACOR’s board of directors will have received an opinion from a nationally recognized provider of such opinions to the effect that SEACOR and Era Group will each be solvent and adequately capitalized immediately after the separation;

•	the Distribution Agreement and each other agreement to be executed in connection with the spin-off will have been executed by each party thereto;

•	our common stock will have been accepted for listing on a national securities exchange approved by SEACOR, subject to official notice of issuance;

•
SEACOR’s receipt of either (i) a private letter ruling from the IRS together with an opinion of Weil, Gotshal & Manges LLP, tax counsel to SEACOR, substantially to the effect that, among other things, the separation qualifies as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code or (ii) SEACOR’s receipt of an opinion from Weil, Gotshal & Manges LLP, substantially to the effect that the separation qualifies as a transaction that is described in Section 355(a) of the Code;

•
Era Group’s amended and restated certificate of incorporation and amended and restated bylaws, each in substantially the form filed as exhibits to the Form 10 of which this Information Statement is a part, are in effect;

•
no order, injunction or decree that would prevent the consummation of the distribution is threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing consummation of the distribution is pending, threatened, issued or in effect and no other event has occurred or failed to occur that prevents the consummation of the distribution; and

•	any material governmental approvals and other consents necessary to consummate the spin-off have been obtained.
The fulfillment of the foregoing conditions will not create any obligation on SEACOR’s part to effect the spin-off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained. SEACOR has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of SEACOR determines, in its sole discretion, that the spin-off is not in the best interests of SEACOR or its stockholders, or that it is not advisable for us to separate from SEACOR.
Results of the Separation; Listing of Era Group Common Stock and Trading of SEACOR Common Stock
We have applied to list Era Group’s common stock on the NYSE under the symbol “ERA.” We expect that a “when-issued” market in Era Group common stock may develop shortly prior to the record date, and we will announce the when-issued trading symbol of Era Group when and if it becomes available. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for the Era Group common stock that will be distributed to SEACOR stockholders on the distribution date. If you own shares of SEACOR common stock at the close of business on the record date, you will be entitled to shares of Era Group common stock distributed pursuant to the separation. You may trade this entitlement to shares of Era Group common stock, without the shares of SEACOR common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect that when-issued trading with respect to Era Group common stock will end and regular-way trading will begin.
It is also anticipated that, shortly prior to the record date and continuing up to and including the distribution date, there will be two markets for SEACOR common stock: a “regular-way” market and an “ex-distribution” market. Shares of SEACOR common stock that trade on the regular-way market will trade with an entitlement to shares of Era Group common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of Era Group common stock distributed pursuant to the distribution. Therefore, if you sell shares of SEACOR common stock in the regular way market up to and including the distribution date, you will be selling your right to receive shares of Era Group common stock in the application of U.S. federal, state or local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.
Regulatory Matters Related to the Separation
Era Group is required to file with the SEC a Registration Statement on Form 10 together with certain exhibits thereto, including the final version of this Information Statement to be delivered to SEACOR stockholders holding shares of SEACOR common stock on the record date, in order to register Era Group’s common stock under the Exchange Act.
In addition to the foregoing federal securities law requirements, Era Group may be required to undertake certain registrations required under U.S. state securities or blue sky laws in connection with the separation.
Apart from the matters described above, SEACOR is not aware of any other material state or federal regulatory requirements or approvals that must be complied with or obtained in connection with the separation.
Treatment of SEACOR Stock Awards
Treatment of SEACOR Restricted Stock Awards
In connection with the spin-off, except with respect to SEACOR restricted stock awards granted to our CEO, Mr. Gustafson, and our CFO, Mr. Bradshaw, in December 2012, outstanding restricted stock awards of SEACOR common stock held by our employees and employees of SEACOR that were granted under SEACOR’s equity incentive plans will generally be treated the same as other shares of SEACOR’s common stock in the spin-off. Holders of these SEACOR restricted stock awards will be entitled to receive one fully vested share of our common stock for each SEACOR restricted stock award held by such employee. All other terms of these SEACOR restricted stock awards will remain the same, including continued vesting pursuant to the terms of the current awards. In connection with the spin-off, due to the size of the grants and the proximity of the grants to the anticipated distribution date, SEACOR restricted stock awards granted to Messrs. Gustafson and Bradshaw in December 2012 will be converted into restricted stock awards for our common stock. All other terms of these awards, including vesting schedule, will remain the same.
Treatment of SEACOR Stock Options
In connection with the spin-off, outstanding stock options to purchase shares of SEACOR common stock granted to employees and directors of SEACOR under SEACOR’s equity incentive plans will be adjusted to reflect the change in value in SEACOR’s common stock following the spin-off and to preserve the aggregate intrinsic value of the stock options, by changing the exercise price and number of shares of SEACOR common stock subject to the stock options.
At the time of the spin-off, the number of shares of SEACOR common stock subject to each such stock option granted to employees and directors of SEACOR will be equal to the number of shares of SEACOR common stock subject to such option immediately prior to the spin-off, multiplied by the “Adjustment Ratio,” rounded down to the nearest whole share. The numerator of the Adjustment Ratio is equal to the published closing “regular way” trading price of a share of SEACOR common stock on the NYSE on the distribution date, and the denominator of the Adjustment Ratio is equal to the published closing “ex-distribution” trading price of a share of SEACOR common stock on the NYSE on the distribution date. The exercise price of each stock option will also be adjusted to reflect the change in value as a result of the spin-off. All other terms of the options will remain the same including continued vesting pursuant to the current vesting schedule of the awards
Era Group employees and directors of SEACOR that will join our board and resign from SEACOR’s board after the spin-off will have their outstanding stock options to purchase shares of SEACOR common stock converted into stock options to purchase shares of our common stock. The aggregate intrinsic value of stock options to purchase our common stock issued to each of our employees in connection with the distribution will be equal to the aggregate intrinsic value of the stock options to purchase SEACOR common stock held by such employee immediately prior to the distribution. For purposes of this adjustment, the value of our common stock will be deemed equal to the difference between the “regular way” and “ex-distribution” trading prices of the SEACOR common stock immediately prior to the distribution. All other terms of the options will remain the same, including continued vesting based on the schedule applicable to the related SEACOR option.
Solvency Opinion
SEACOR’s board of directors has engaged Duff & Phelps, LLC, a nationally recognized, independent financial advisory firm, to deliver an opinion to SEACOR and its board of directors that SEACOR and Era Group will each be solvent and adequately capitalized immediately after the separation. SEACOR expects that the opinion will be provided shortly prior to the declaration of the spin-off dividend.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2012:

•	on an actual basis; and

•
on a pro forma basis to give effect to the separation and related transactions, including the Series B Exchange and issuance of the Senior Notes, prepared based on the assumptions and adjustments set forth in the “Unaudited Pro Forma Financial Data.”

This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Actual	Pro Forma
	(in thousands, except share data)
Cash and Cash Equivalents	$9,232	$10,854
Debt:
Revolving Credit Facility(1) (2)	$190,000	$50,000
Promissory Notes	33,795	33,795
Senior Notes(3)	—	196,622
Total debt	223,795	280,417
Preferred Stock, $0.01 par value, 10,000,000 shares authorized on an actual basis:
Series A preferred stock, at redemption value; 1,400,000 shares issued and outstanding on an actual basis; 0 shares issued and outstanding on a pro forma basis	142,097	—
Series B preferred stock, at redemption value; 1,000,000 shares issued and outstanding on an actual basis; 0 shares issued and outstanding on a pro forma basis(2)	100,000	—
Total preferred stock	242,097	—
Stockholder Equity:
Class A common stock, $0.01 par value, 60,000,000 shares authorized on an actual basis; 0 shares issued and outstanding on an actual basis; 0 shares authorized, issued and outstanding on a pro forma basis	—	—
Class B common stock, $0.01 par value, 60,000,000 shares authorized on an actual basis; 24,500,000 shares issued and outstanding on an actual basis; 0 shares authorized, issued and outstanding on a pro forma basis	245	—
Common stock, $0.01 par value, 0 shares authorized, issued and outstanding on an actual basis; 60,000,000 shares authorized and 20,853,716 shares issued and outstanding on a pro forma basis	—	209
Additional paid-in capital	280,973	423,106
Accumulated deficit	(7,596)	(7,596)
Accumulated other comprehensive loss	(74)	(74)
Stockholder equity attributable to Era Group Inc. stockholders	273,548	415,645
Total capitalization	$739,440	$696,062
_______________________

(1)
On a pro forma basis, we have the ability to borrow up to $52.2 million under our Revolving Credit Facility, after taking into account the financial ratios we are required to maintain under the facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Overview.”

(2)
On December 18, 2012, we entered into the Series B Preferred Stock Exchange Agreement with SEACOR pursuant to which SEACOR transferred to us 500,000 shares of Series B preferred stock ($50.0 million in liquidation value) that it held in partial satisfaction for the benefit that SEACOR (and other SEACOR U.S. federal consolidated group members) expects to receive by applying U.S. federal net operating tax losses generated by us in 2012 against SEACOR group taxable income, currently estimated at approximately $50.0 million. We repurchased for $50.0 million the remainder of the outstanding Series B preferred stock. Any adjustments will generally be cash-settled pursuant to the Tax Matters Agreement upon the completion of SEACOR’s 2012 financial statements, and again to the extent necessary upon the filing of SEACOR’s 2012 federal consolidated income tax return. See “Unaudited Pro Forma Financial Information” and “Certain Relationships and Related Party Transactions-Agreements between SEACOR and Era Group Relating to the Separation -Series B Preferred Stock Exchange Agreement.”

(3)	The Senior Notes have a face amount of $200.0 million, but were offered at a price of 98.311% of their face amount, resulting in a discount of $3,378,000.00.

MANAGEMENT
Our board of directors currently consists of our Chief Executive Officer, Sten L. Gustafson, and executive officers of SEACOR, including Charles Fabrikant and Oivind Lorentzen, Chief Executive Officer of SEACOR. The following table sets forth information regarding our current executive officers and the individuals who are expected to serve as our directors following the distribution, including their anticipated positions with our company following the distribution, a five-year employment history and any directorships held in public companies. In addition to the directors named in the table below, we may name and present additional nominees for election by SEACOR, our sole shareholder, prior to the separation. Once a determination to appoint an additional executive officer or elect a new director is made, we will disclose such determination or election.
All of our executive officers are currently officers and/or employees of SEACOR or its subsidiaries (including us). After the distribution, none of our executive officers will be employees of SEACOR.

Name	Age	Position
Charles Fabrikant	68	Chairman of the Board of Directors
Sten L. Gustafson	45	Chief Executive Officer and Director
Christopher S. Bradshaw	36	Executive Vice President and Chief Financial Officer
Anna Goss	43	Senior Vice President—Finance and Chief Accounting Officer
Stuart Stavley	40	Senior Vice President—Fleet Management
Robert Reguero	37	Senior Vice President—International
Paul White	37	Senior Vice President—Domestic
Oivind Lorentzen	61	Director
Blaine Fogg	72	Director
Steven Webster	60	Director

    Charles Fabrikant served as our President and Chief Executive Officer from October 2011 to April 2012 and has served as Chairman of our board of directors since July 2011. Effective on April 1, 2012, Mr. Fabrikant resigned from his position as President and Chief Executive Officer. He continues to serve as Non-Executive Chairman of the board of directors. Mr. Fabrikant is the Executive Chairman of SEACOR and has been a director of SEACOR and several of its subsidiaries since its inception in 1989. Mr. Fabrikant served as President and Chief Executive Officer of SEACOR from 1989 through September 2010. Mr. Fabrikant is a graduate of Columbia University School of Law and Harvard University. Mr. Fabrikant is a director of Diamond Offshore Drilling, Inc., a contract oil and gas driller. He is also President of Fabrikant International Corporation (“FIC”), a privately owned corporation engaged in marine investments. FIC may be deemed an affiliate of ours.
With over 30 years experience in the maritime, transportation, investment and environmental industries and his position as the founder of our parent company, SEACOR, Mr. Fabrikant’s broad experience and deep understanding of our company make him uniquely qualified to serve as our Non-Executive Chairman of the Board.
Sten L. Gustafson has served as our Chief Executive Officer since April 1, 2012. Prior to joining us, Mr. Gustafson spent 17 years in energy investment banking, most recently serving as Managing Director and Head of Energy, Americas at Deutsche Bank Securities from 2009 until 2012. From 2004 until 2009, Mr. Gustafson was an investment banker at UBS Investment Bank. Mr. Gustafson received a B.A. in English from Rice University and a J.D. from the University of Houston Law Center. Mr. Gustafson adds a valuable perspective to our board of directors given his strong background in corporate finance and international and investment banking.
Christopher S. Bradshaw has served as our Chief Financial Officer and Executive Vice President since October 22, 2012. Prior to joining us, Mr. Bradshaw spent 13 years in the financial services industry, most recently as a Managing Partner and Chief Financial Officer of U.S. Capital Advisors LLC, an independent financial advisory firm. Prior to co-founding U.S. Capital Advisors in 2009, Mr. Bradshaw was an Executive Director in the Global Energy Group at UBS Investment Bank, where he worked from 2004 until 2009. Mr. Bradshaw worked in the energy investment banking group at Morgan Stanley & Co. from 2000 to 2004. He began his investment banking career in June 1999 at PaineWebber Inc. Mr. Bradshaw received an B.A. in Economics and Government from Dartmouth College.
Anna Goss serves as our Senior Vice President—Finance and Chief Accounting Officer. Ms. Goss served as our Chief Financial Officer and Vice President from December 2004 through October 2011, Vice President from May 2006 through October

2011 and Secretary from April 2010 through July 2011. Ms. Goss joined SEACOR in 2002 as the Controller for Chiles Offshore, Inc., a publicly traded affiliate of SEACOR prior to its sale. Ms. Goss began her career in July 1995 in public accounting and is a licensed certified public accountant. She has a degree in accounting from Louisiana State University.
Stuart Stavley was appointed our Senior Vice President—Fleet Management in October 2012. Prior to this he served as our Vice President—Fleet Management from October 2010 to October 2012, Director of Technical Services from September 2008 to October 2010 and Director of Maintenance from September 2005 to September 2008. Mr. Stavley has been with us and our predecessors for over 18 years, and during this time, also served as our Chief Inspector and Field AMT. Mr. Stavley holds Federal Aviation Administration Airframe and Power Plant licenses and Federal Communications Commission endorsements obtained while attending the Spartan School of Aeronautics.
Robert Reguero serves as our Senior Vice President—International. Mr. Reguero joined our company in November 2009 as Director of International Business Development and was appointed Director of Marketing in April 2012. Prior to joining our company, Mr. Reguero was Commercial Director of AVINCO SAM from August 2007 to October 2009. From April 2005 to August 2007, Mr. Reguero was Key Account Manager for Oil and Gas America. Prior to that, Mr. Reguero was Product and Services Policy Manager for Eurocopter France from February 2002 to April 2005. Prior to that, he was the Maintenance and Repair Manager for Eurocopter USA. Mr. Reguero holds a Master's degree in Helicopter Engineering from E.N.S.I.C.A. in Toulouse, France, and a Bachelor's degree in Mechanical Aerospace and Design Engineering from Worcester Politechnic Institute in Massachusetts.
Paul White was appointed our Senior Vice President—Domestic in October 2012. Prior to that he served as our Vice President, General Manager Gulf of Mexico, Era Helicopters, LLC from August 2010 to October 2012, General Manager of Era Training from September 2008 to August 2010 and Director of Training for Era Helicopters, LLC from 2007 to 2010. Mr. White has been with us and our predecessors for over 8 years. Mr. White served as a line pilot for our company from 2002 to 2009, Check Airman and Senior Check Airman from 2004 to 2009 and Assistant Chief Pilot CFR Part 135 from 2006 to 2007. Mr. White has more than 2,500 hours as a company Instructor and Training Captain.
Oivind Lorentzen has been a member of our board since September 2010. Mr. Lorentzen was appointed Chief Executive Officer of SEACOR effective September 2010. From 1990 until September 2010, Mr. Lorentzen was President of Northern Navigation America, Inc., a Stamford, Connecticut based investment management and ship-owning agency company concentrating in specialized marine transportation and ship finance. From 1979 to 1990, Mr. Lorentzen was Managing Director of Lorentzen Empreendimentos S.A., an industrial and shipping group in Brazil, and he served on its Board of Directors until December 2005. Mr. Lorentzen was Chairman of NFC Shipping Funds, a leading private equity fund in the maritime industry, from 2000 to 2008. Mr. Lorentzen is also a director of Blue Danube, Inc., an inland marine service provider, and a director of Genessee & Wyoming Inc., an owner and operator of short line and regional freight railroads.
Mr. Lorentzen adds a valuable perspective to the Board given his experience as the CEO of SEACOR and his strong background in finance, having served as the CEO of an investment management and ship-owning company specializing in ship finance. Mr. Lorentzen will not be an officer or employee of Era Group and his only role in Era Group will be as a director.
Blaine V. (“Fin”) Fogg will become a member of our board of directors upon the consummation of the spin-off and will resign from SEACOR’s board of directors as of such time. Mr. Fogg has served on SEACOR’s board of directors since September 2010. Mr. Fogg is Of Counsel at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, practicing corporate and securities law. He previously was a partner at the firm from 1972 until 2004. Mr. Fogg has been a director of Griffon Corporation, a diversified management and holding company, since May 2005, and has been President of The Legal Aid Society of New York since November 2009.
Mr. Fogg’s decades of experience as a corporate and securities lawyer concentrating on mergers, acquisitions and other corporate transactions add great value to our board of directors with respect to its transactional matters and corporate governance.
Steven Webster will become a member of our board of directors upon the consummation of the separation and will resign from SEACOR’s board of directors as of such time. Mr. Webster has served on SEACOR’s board of directors since September 2005. Mr. Webster has been a Co-Managing Partner of Avista Capital Partners LP, a private equity investment business he co-founded that focuses on the energy, healthcare and other industries, since 2005. From 2000 through June 2005, Mr. Webster was Chairman of Global Energy Partners, an affiliate of Credit Suisse First Boston’s Alternative Capital Division. From 1988 through 1997, Mr. Webster was Chairman and CEO of Falcon Drilling Company, Inc. (Falcon Drilling) an offshore drilling company he founded, and through 1999, served as President and CEO of R&B Falcon Corporation (R&B Falcon), the successor to Falcon Drilling formed through its merger with Reading & Bates Corporation. Mr. Webster served as a Vice Chairman of R&B Falcon until 2001 when it merged with Transocean, Inc. Mr. Webster formerly served on the Board of Directors of Crown Resources Corporation, Brigham Exploration Company, Goodrich Petroleum Corporation, Grey Wolf, Inc., Encore Bancshares, Inc., Solitario Exploration & Royalty Corporation and Pinnacle Gas Resource. Mr. Webster currently serves as Chairman of Carrizo Oil & Gas,

COMPENSATION OF EXECUTIVE OFFICERS
Overview
We are a wholly owned subsidiary of SEACOR. As a result, our historical compensation approach has been tied to the compensation philosophy of SEACOR. After the separation, our compensation approach will differ from our historical approach to the extent necessary to reflect that we will be a separate public company. We will also modify our compensation approach to the extent necessary to provide us with the flexibility to establish appropriate compensation policies to attract, motivate and retain our executives. Following the separation, we expect to compensate our executives with cash compensation and non-cash, equity-based compensation reflective of our stock performance.
In connection with the separation we will establish a Compensation Committee that we expect will:

•	review all of our compensation practices;

•	establish and approve compensation for the Chief Executive Officer, the Chief Financial Officer, other executive officers, and certain other officers or managers;

•	evaluate officer and director compensation plans, policies and programs;

•	review and approve benefit plans; and

•	approve all grants of equity awards.
2012 Compensation
For 2012, the cash compensation of our executive officers was determined by SEACOR’s executive management, and the equity compensation of our executive officers was determined by SEACOR’s Compensation Committee at the recommendation of SEACOR’s executive management.
The compensation of Sten Gustafson, our current Chief Executive Officer, Mr. Fabrikant, who served as our Chief Executive Officer until March 2012, Mr. Robert Van de Vuurst, who served as our Chief Operating officer and Vice President until September 2012 and our other executive officers identified in our Summary Compensation Table, who we refer to as the “named executive officers,” consists of a combination of base salary, bonuses and equity-based compensation issued under SEACOR incentive plans. Executive officers and all salaried employees also receive a benefits package. Our named executive officers do not have employment, severance, change-of-control or similar types of agreements with us.
Components of 2012 Compensation
Base Salary. Our named executive officers’ base salary levels for the year ended December 31, 2012 were established to reflect the experience and skill required for executing our business strategy and overseeing operations. After the separation, we expect that base salary will be determined based on the experience and skill required for executing our business strategy and overseeing operations, and will be adjusted as appropriate, at levels designed to be consistent with professional and market standards.
For the year ended December 31, 2012, Mr. Gustafson’s base salary was $300,000 (pro rated from an annualized rate of $400,000 to reflect his joining our company in April 2012), Mr. Bradshaw’s base salary was $59,231 (pro rated from an annualized rate of $300,000 to reflect his joining our company in October 2012) and Ms. Goss’ base salary was $200,000. Mr. Fabrikant, who also serves as the Executive Chairman of SEACOR, received $1 for his services as our CEO through March 2012. Mr. Van de Vuurst's base salary was $220,696 (pro rated from an annualized rate of $275,000).
    Cash Bonus Compensation.  As part of SEACOR, cash bonus awards to our executive officers were discretionary and generally paid over three years, 60% in the year awarded (for services in the prior calendar year) and 20% in each of the next two subsequent years. Interest was paid on the deferred portion of this cash bonus compensation at the rate of LIBOR plus 60 bps, currently approximately 1.5% per annum.
In general, SEACOR determined cash bonus awards for a given fiscal year after the completion of the audit of its financial statement for that fiscal year.  The initial installment of the bonus was paid after this determination was made, generally in the first quarter of the following fiscal year.  However, in December 2012 SEACOR determined to accelerate the payment of the initial installment of the cash bonus awards for fiscal 2012 based on the amount paid in 2011.  Final determination of the amount of cash bonus awards for 2012 will be made after completion of the audit of the 2012 financial statements.  As a result, in December 2012, Mr. Gustafson received a cash bonus of $90,000 and Ms. Goss received a cash bonus of $48,000. These amounts represent approximately 60% of the cash bonuses earned by each of Mr. Gustafson and Ms. Goss for the year ended December 31, 2012. Final cash bonus amounts for Mr. Gustafson and Ms. Goss will be determined in the first quarter of 2013. In addition, in December 2012 SEACOR determined to pay Mr. Bradshaw a special $15,000 bonus in recognition of the work he has done since joining our company.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Charles Fabrikant(1)	1,007,541	5.07%
Sten L. Gustafson(2)	—	*
Christopher S. Bradshaw(2)	—	*
Robert Van de Vuurst	4,035	*
Anna Goss(3)	5,679	*
Oivind Lorentzen (4)	158,250	*
Blaine Fogg	2,125	*
Steven Webster	23,962	*
All directors and executive officers as a group (10 individuals)(5)	1,201,815	5.20%
Principal Stockholders:
Baron Capital Group Inc. (6) 767 Fifth Avenue, 49th Floor New York, NY 10153	1,218,067	5.84%
BlackRock Inc. (7) 40 East 52nd Street New York, NY 10022	1,602,163	7.68%
Dimensional Fund Advisors LP (8) Palisades Wes, Building ONe 6300 Bee Cave Road Austin, TX 78476	1,090,038	5.23%
The Vanguard Group, Inc. (9) 100 Vanguard Blvd. Malvern, PA 19355	1,157,910	5.55%
Wellington Management Company, LLP (10) 280 Congress Street Boston, MA 02110	1,783,719	8.55%
___________________

(1)
Includes 480,958 shares of common stock that Mr. Fabrikant may be deemed to own through his interest in, and control of, (i) Fabrikant International Corporation (FIC), of which he is President, the record owner of 372,727 shares of SEACOR Common stock, (ii) VSS Holding Corporation (VSS Holdings), of which he is President and sole stockholder, the record owner of 103,236 shares of SEACOR common stock, and (iii) 18,995 shares of SEACOR common stock owned by his mother’s estate over which he is a trustee and has discretion. Also includes 35,600 shares of restricted stock over which Mr. Fabrikant exercises sole voting power.

(2)
Shares of SEACOR restricted stock granted to Messrs. Gustafson and Bradshaw in December 2012 will be converted into shares of Era Group restricted stock in connection with the spin-off, based on a number of factors, including the price of our and SEACOR’s stock on the distribution date. As a result, the number of shares of Era restricted stock Messrs. Gustafson and Bradshaw will receive cannot be estimated and such shares are not included in the table.

(3)	Includes 1,200 shares of restricted stock over which Ms. Goss exercises sole voting power.

(4)	Includes 32,500 shares that Mr. Lorentzen may be deemed to own through various trusts held for his children.

(5)	Includes Ms. Goss and Messrs. Fabrikant, Gustafson, Bradshaw, Lorentzen , Fogg, Webster, Stavley, Reguero and White.

(6)
According to a Schedule 13G amendment filed jointly on February 14, 2012, by Baron Capital Group, Inc. (“BCG”), BAMCO, Inc. (“BAMCO”), Baron Capital Management, Inc. (“BCM”) and Ronald Baron (“Mr. Baron”), the filers are collectively the beneficial owners of more than 5% of the outstanding SEACOR common stock. BCG and Mr. Baron have shared voting power with respect to 1,106,817 shares of SEACOR common stock and shared dispositive power with respect to 1,218,067 shares of SEACOR common stock. BAMCO has shared voting power with respect to 1,050,200 shares of SEACOR common stock and shared dispositive power with respect to 1,160,200 shares of SEACOR common stock. BCM has shared voting power with respect to 56,617 shares of SEACOR common stock and shared dispositive power with respect to 57,867 shares of SEACOR common stock. BAMCO and BCM serve as an investment advisor and for purposes of the reporting requirements of the Exchange Act may be deemed to beneficially own 1,218,067 shares of SEACOR common stock. Various persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of SEACOR common stock. No one person’s interest in such shares of SEACOR common stock is more than 5% of the total Common Stock outstanding. The information in the table is based on the information contained in the 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(7)
According to a Schedule 13G amendment filed on February 10, 2012, by BlackRock Inc. (“BlackRock”), BlackRock has sole dispositive power and sole voting power with respect to 1,602,163 shares of SEACOR common stock. BlackRock serves as a parent holding company, and, for purposes of the reporting requirements of the Exchange Act, may be deemed to beneficially own 1,602,163 shares of SEACOR common stock. Various persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of SEACOR common stock. No one person’s interest in such shares of SEACOR common stock is more than 5% of the total Common Stock outstanding. The information in the table is based on the information contained in the 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(8)
According to a Schedule 13G filed on February 14, 2012, by Dimensional Fund Advisors LP (“Dimensional”), Dimensional has sole voting power with respect to 1,056,714 shares of SEACOR common stock and sole dispositive power with respect to 1,090,838 shares of Co SEACOR common stock. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the “Funds”). In certain cases, subsidiaries of Dimensional may act as advisor or sub-advisor to certain Funds. In its role as investment advisor, sub-advisor and/or manager, neither Dimensional nor its subsidiaries possess voting and/or investment power over the shares of SEACOR common stock owned by the Funds and may be deemed to be the beneficial owner of the shares of SEACOR common stock.   However, all of the SEACOR common stock is owned by the Funds and Dimensional disclaims beneficial ownership of all such securities. Various funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. No one such Fund’s interest in such shares of SEACOR common stock is more than 5% of the total SEACOR common stock outstanding. The information in the table is based on the information contained in the 13G and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(9)
According to a Schedule 13G filed on February 10, 2012, by The Vanguard Group, Inc. (“Vanguard”), Vanguard has sole voting power with respect to 15,175 shares of SEACOR common stock, sole dispositive power with respect to 1,142,735 shares of SEACOR common stock and shared dispositive power with respect to 15,175 shares of SEACOR common stock. Vanguard Fiduciary Trust Company (“VFTC”), a wholly owned subsidiary of Vanguard, is the beneficial owner of 15,175 shares of the SEACOR common stock as a result of its serving as an investment manager of collective trust accounts. VFTC directs the voting of these shares. Vanguard may be deemed to beneficially own 1,157,910 shares of SEACOR common stock. The information in the table is based on the information contained in the 13G and assumes that the aforesaid filer will own all such shares on the record date for the distribution.

(10)
According to a Schedule 13G amendment filed on February 14, 2012, by Wellington Management Company, LLP (“Wellington”), Wellington has shared voting power with respect to 734,356 shares of SEACOR common stock and shared dispositive power with respect to 1,783,719 shares of SEACOR common stock. Wellington serves as an investment advisor and for purposes of the reporting requirements of the Exchange Act may be deemed to beneficially own 1,783,719 shares of SEACOR common stock. Various persons have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of SEACOR common stock. No one person’s interest in such shares of SEACOR common stock is more than 5% of the total SEACOR common stock outstanding. The information in the table is based on the information contained in the 13G amendment and assumes that the aforesaid filer will own all such shares on the record date for the distribution.